Exhibit 3.18
Limited Liability Company Agreement
of
V.T. AVIATION LLC
A Delaware Limited Liability Company
Vector Research Ltd., a Delaware corporation with offices at 700 West Main Street, Durham, North Carolina 27701, hereby declares as follows:
ARTICLE I
Definitions
1. Definitions. The following terms used in this Limited Liability Company Agreement, unless otherwise expressly provided herein, shall have the following meanings:
2. “Certificate of Formation” shall mean the Certificate of Formation of the Company as filed with the Secretary of State of the State of Delaware, as the same may be amended from time to time.
3. “Company” shall mean V.T. Aviation LLC, a limited liability company formed under the laws of the State of Delaware.
4. “Delaware Act” shall mean the Delaware Limited Liability Company Act, Title 6, §§ 18-101 to 18-1109, and all amendments thereto.
5. “LLC Agreement” shall mean this Limited Liability Company Agreement, as amended from time to time.
6. “Manager” shall mean Vector Research Ltd. or any other person or persons that succeed it in such capacity.
7. “Member” shall mean Vector Research Ltd. and any other person(s) admitted as a Member from time to time pursuant to the provisions of this LLC Agreement.

ARTICLE II
Formation of Company and Nature of Business
1. Formation. On December 14, 2000, the Company was formed as a Delaware Limited Liability Company.
2. Name. The name of the Company is V.T. Aviation LLC.
3. Registered Office and Registration Agent. The Company’s initial registered office shall be at the office of its registered agent at 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at such address shall be The Corporation Trust Center. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Secretary of State of the State of Delaware pursuant to the Delaware Act.
4. Executive Offices. The address of the Company’s principal executive offices shall be 700 West Main Street, Durham, NC 27701.
5. Term. The term of the Company shall be unlimited, unless the Company is earlier dissolved in accordance with either the provisions of this LLC Agreement or the Delaware Act.
6. Permitted Business. The business of the Company shall be to engage in any lawful business, purpose or activity whatsoever except for insurance or banking.
7. Powers. The Company shall possess and may exercise all the powers and privileges granted by the Delaware Act or by any other law or by this LLC Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company.
ARTICLE III
Members
1. Initial Member. The name and address of the initial Member is as follows:
Vector Research Ltd.
700 West Main Street
Durham, North Carolina 27701
2. Interest in Company. The percentage share of Vector Research Ltd. in the capital of the Company shall initially be 100%. If and when any additional Members are admitted to the Company in accordance with this LLC Agreement, the Members’ percentage shares in the capital of the Company shall be adjusted as agreed by the Members.

3. Action by Members. Any action required or permitted to be taken by the Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by all Members, and delivered to the Manager for inclusion in the minutes and for filing with the Company records.
4. Waiver of Notice. When any notice is required to be given to any Member, a waiver of the notice in writing signed by the person entitled to the notice, whether before, at or after the time stated therein, shall be equivalent to the giving of the notice.
ARTICLE IV
Rights and Duties of the Manager
1. Management. The business and affairs of the Company shall be managed by Vector Research Ltd. The Manager shall direct, manage and control the business of the Company to the best of its abilities. Except for situations in which the approval of the Members is expressly required by this LLC Agreement or by non-waivable provisions of applicable law, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company’s business.
2. Number, Tenure and Qualifications. The Company shall have one manager, and the manager need not be a resident of the State of Delaware or a Member of the Company.
3. Liability for Certain Acts. The Manager shall perform its managerial duties in a manner it reasonably believes to be in the best interests of the Company. The Manager shall not have any liability by reason of being or having been the Manager of the Company. The Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member.
4. Indemnity of the Manager. To the maximum extent permitted under Section 18-108 of the Delaware Act, the Company shall indemnify and hold harmless the Manager and delegates of the Manager.
5. Appointment of Officers. The Manager may appoint officers of the Company, including, without limitation, a chairman, a president, a chief executive officer, and one or more vice presidents, and has the power and authority to delegate to one or more such persons any or all of the Manager’s rights and powers to manage and control the business and affairs of the Company.
ARTICLE VI
Distributions and Accounting Period
1. Allocations and Distributions. All income, gains, losses, deductions, and credits shall be allocated, and all distributions shall be made, to or among the Member(s) in proportion to each

Member’s percentage share in the capital of the Company. The Manager shall determine the amount and timing of all distributions.
2. Accounting Period. The Company’s accounting period shall be the calendar year.
ARTICLE VII
Transferability and Additional Members
1. Transferability. Without unanimous written consent of the Members, no Member shall have the right to directly or indirectly assign, sell, mortgage, pledge, hypothecate, or otherwise dispose of or encumber, all or any part of its interest in the Company or its share of allocations or distributions under this LLC Agreement.
2. Admission to Membership. Without unanimous written consent of the Members, no additional Members of the Company shall be admitted.
ARTICLE VIII
Miscellaneous Provisions
1. Entire Agreement. This LLC Agreement represents the entire agreement among all the Members and the Company.
2. Application of Delaware Law. This LLC Agreement, and the application or interpretation hereof, shall be governed exclusively by the laws of the State of Delaware, and specifically the Delaware Act.
3. Amendments. This LLC Agreement may not be amended except by the unanimous written consent of the Members.
4. Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney, and other instruments necessary to comply with any laws, rules, or regulations.
5. Rights of Creditors and Third Parties Under LLC Agreement. This LLC Agreement is entered into for the exclusive benefit of its Member(s) and their successors and assigns. This LLC Agreement is expressly not intended for the benefit of any creditor of the Company or any other person. No such creditor or third party shall have any rights under this LLC Agreement or any agreement between the Company and any Member with respect to any capital contribution or otherwise.

          IN WITNESS WHEREOF, the party hereto has caused its authorized representative to execute this Agreement as of this 16th day of January, 2001.

MEMBER: VECTOR RESEARCH LTD.
By:	/s/ Marc N. Bell
	Name:	Marc N. Bell
	Title:	Senior Vice President

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